SOUTHERN CALIFORNIA BANCORP
12265 El Camino Real, Suite 210

San Diego, California 92130

April 6, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Shannon Davis
Michael Volley
Madeleine Mateo
Susan Block

Re:	Southern California Bancorp
Draft Registration Statement on Form 10
Submitted March 2, 2023
CIK 0001795815

Ladies and Gentlemen:

This letter is the response of Southern California Bancorp (the “Company”) to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated March 31, 2023, concerning the Company’s draft Registration Statement on Form 10 confidentially submitted on March 2, 2023 (the “Draft Registration Statement”).

We are concurrently publicly filing our Registration Statement on Form 10, which reflects our responses to the Staff’s comments and certain other updated information. We will also provide the Staff courtesy copies of the Registration Statement on Form 10 (the “Public Form 10”) marked to reflect the changes from the Draft Registration Statement.

The Staff’s comments are copied below in italicized, bold type. Our responses follow each of the comments. Except for page references appearing in the headings and Staff comments below (which are references to the initial filing), all page references herein correspond to the pages of the Public Form 10.

Draft Registration Statement on Form 10 submitted March 2, 2023

General

1.	In light of recent market events and activities within the banking sector, please revise Business, Risk Factors, Management’s Discussion and Analysis and other sections, where appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. Provide quantitative and qualitative disclosure as appropriate and clarify what actions management is undertaking in response to the market events and activities.

We have added a discussion regarding recent market events and the impact these events have had on our consolidated financial condition, consolidated results of operations, customer base, liquidity, capital position and risk profile, as well as actions we have taken in response to these market events. Please see pages 54-56 of the Public Form 10.

2.	In this regard, examples of expanded disclosure may include but are not limited to the following:

●	Provide an update on your liquidity management and capital position as of a more recent date. Include qualitative and quantitative information about your cash position, investment securities, deposits, borrowings and sources of available but unused borrowings. For example, we note that you had gross unrealized losses of $9.3 million on AFS securities and $6.4 million on HTM securities at December 31, 2022. Any such revised disclosures should include identifying and discussing material stress testing scenarios, metrics or measures that you have utilized to evaluate, monitor and manage your liquidity and capital position;

We have provided an update on our liquidity management and capital position as of March 31, 2023, including information about our cash position, investment securities, deposits, borrowings and sources of available but unused borrowings. Please see pages 54-56 of the Public Form 10.

●	Discuss material trends and recent activities, as of a more recent date, in your deposits balance, such as deposit inflows, withdrawals, uninsured vs. insured deposits and average rates offered by type of deposit (e.g., demand deposits, time deposits, etc.);

We have added a discussion regarding material trends and recent activities, as of March 31, 2023, in our deposits. Please see pages 54-56 of the Public Form 10.

●	Disclose and discuss any significant market, industry or individual concentrations in your deposit balance and how you manage the concentration risk, if applicable. For example, revise to disclose if there are any significant industries or other concentrations within the population of depositors with any deposits in excess of the FDIC insurance limit of $250,000; and

We have added a discussion regarding the lack of significant market, industry or individual concentrations in our deposit and loan portfolios and how we manage concentration risk and exposure to depositors with deposits in excess of the FDIC insurance limit of $250,000. Please see pages 54-56 of the Public Form 10.

2

●	In regard to your Quantitative and Qualitative Disclosures about Market Risk, expand your discussion of interest rate risk and interest rate sensitivity to help readers better understand and assess potential impacts for all interest rate sensitive assets and liabilities impacting your financial condition and results of operations.

We have expanded our discussion of interest rate risk and interest rate sensitivity to help readers better understand and assess potential impacts for all interest rate sensitive assets and liability impacting our consolidated financial condition and consolidated results of operations. In addition, we have revised the risk factor regarding interest rates shifts to identify the current interest rate environment and how this environment is affecting our business. Please see pages 31-32 and 84-86 of the Public Form 10.

Item 1. Business

General Overview, page 3

3.	Please discuss the costs and effects of compliance with environmental laws at the federal, state and local level. See Item 101(h)(4)(xi) of Regulation S-K.

We have added a discussion regarding the costs and effects of compliance with environmental laws at the federal, state and local level. Please see page 24 of the Public Form 10.

4.	Please include a brief explanation of what you mean by small-to-medium-sized businesses.

We have revised our disclosure to provide a brief explanation of what we mean by small- to medium-sized businesses. Please see page 4 of the Public Form 10.

Construction and Land Development Loans, page 8

5.	Please discuss the specific material risks discussed in this section in a separately captioned risk factor. Please also provide separate risk factors for risks unique to each of your categories of loans, as applicable.

We have added a separately captioned risk factor addressing the material risks associated with construction and land development loans. We have also added separately captioned risk factors addressing the material risks associated with commercial real estate, real estate, commercial and industrial, Small Business Administration, and consumer loans. Please see pages 34-37 of the Public Form 10.

Real Estate Loans, page 8

6.	We note your disclosure in this section discussing the risks of interest rates on real estate loans. We also note your disclosure on page nine discussing the number of commercial real estate loans contained in your loan portfolio and the effect the deterioration of one or a few of these loans could cause on your nonperforming assets. Please discuss these risks in a separately captioned risk factor and as appropriate in the management’s discussion and analysis of financial condition and results of operations.

We have added separately captioned risk factors addressing the material risks associated with increasing interest rates on our real estate loans and the effect of a deterioration of one or a few of our commercial real estate loans on our nonperforming assets. Please see page 35 of the Public Form 10. As our total non-performing assets decreased to $41 thousand or 0.002% of total assets at December 31, 2022 (see page 73 of the Public Form 10), we have not supplemented the management’s discussion and analysis of financial condition and results of operations section to discuss the impact of these matters on our actual performance.

3

Small Business Administration (“SBA”) Loans, page 9

7.	Please briefly explain the designation of “Preferred Lender” and any material effect it may have on your business. To the extent the government may revoke your Preferred Lender status, please discuss any material adverse risks such action may have on your business in the Risk Factors section.

We have expanded our disclosure regarding our “Preferred Lender” designation in this section and added a separately captioned risk factor addressing the material risks associated with our SBA lending program. Please see pages 11 and 36 of the Public Form 10.

Consumer Loans, page 10

8.	We note your disclosure that consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. Please include a separately captioned risk factor discussing such risks.

We have added a separately captioned risk factor addressing the material risks associated with consumer loans. Please see page 37 of the Public Form 10.

Deposit Products, page 11

9.	Please briefly expand your disclosure regarding the Insured Cash Sweep deposit program, such as how it is described as insured and if government regulation is involved.

We have expanded our disclosure regarding the Insured Cash Sweep deposit program. Please see page 13 of the Public Form 10.

Dividend Restrictions Applicable to the Bank, page 18

10.	We note your disclosure on page 18 that the primary source of funds for the company is expected to be dividends paid by the bank, which is subject to certain restrictions. Please include a separately captioned risk factor in the risk factors section discussing such risks.

We have added a separately captioned risk factor addressing the material risks associated with our reliance on dividends from the Bank as our primary source of funds. Please see page 39 of the Public Form 10.

4

Item 1A. Risk Factors

We face risks related to pandemics, natural disasters, page 21

11.	Please revise to include a separate risk factor, with its own separate subheading, to discuss how natural disasters affect your target market and the type of loans you originate and / or hold for investment.

We have added a separately captioned risk factor addressing the material risks associated with natural disasters and their affect on our target market and the types of loans we originate and hold for investment. Please see page 30 of the Public Form 10.

Interest rate shifts, page 22

12.	Please revise this risk factor subheading to address what cycle interest rate shifts currently are in, such as rising interest rates, so that investors can assess the risk. Please address more specifically in the risk factor how the current interest environment is affecting or may affect your business.

We have revised this risk factor to identify the current interest rate environment and how this environment is affecting our business. Please see pages 31-32 of the Public Form 10.

Regulatory policies regarding loans secured by commercial real estate, page 23

13.	We note your disclosure that as of December 31, 2022, your CRE loans for purposes of the guidance represented 555.7% of your total risk-based capital. Please include a separately captioned risk factor to discuss the risk that your loans for purposes of the federal banking agencies guidance appear to be on the high end of concentration risk under the guidance, or advise.

We have revised this risk factor to address the material risks associated with our concentration of commercial real estate loans and the impact of federal banking agency guidance relative to such concentration. Please see pages 33-34 of the Public Form 10.

If we do not manage our liquidity effectively, our business could suffer, page 24

14.	Please briefly expand your risk factor disclosure to describe what you mean by alternative funding and the availability of such alternative funding, as applicable, so that investors can assess the risk.

We have revised this risk factor to describe what we mean by alternative funding sources and the availability of such alternative funding sources. Please see pages 37-38 of the Public Form 10.

5

New lines of business, products, products enhancements, page 26

15.	Please revise in this risk factor to clarify if you have begun to implement the new lines of businesses you mention in the risk factor, as well as clarify where you are in the process of implementation.

Subsequent to filing the Draft Registration Statement, we determined that we will not implement the new line of business mentioned in this risk factor. We have therefore revised this risk factor to clarify that we have not begun to implement any new lines of business. Please see page 40 of the Public Form 10.

Our failure to comply with stringent capital requirements, page 28

16.	We note your disclosure that you are subject to capital adequacy guidelines and other regulatory requirements. Please include a cross reference to the table on page 146 under Note 15 to your consolidated financial statements setting forth the Bank’s actual capital amounts and ratios and the amount of capital required.

We have revised this risk factor to include the requested cross reference. Please see page 43 the Public Form 10.

We are an emerging growth company, and the reduced regulatory and reporting requirements applicable, page 33

17.	We note that you are an emerging growth company and a smaller reporting company. Please revise your risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

We have revised this risk factor to clarify that we may still be subject to reduced reporting requirements so long as we are a smaller reporting company, even if we no longer qualify as an emerging growth company. Please see page 50 of the Public Form 10.

Noninterest Expense, page 46

18.	We note your disclosure that you recognized a net loss of $5.5 million related to the settlement of certain legal matters during the year ended December 31, 2022. Considering the materiality of this loss, please revise your disclosure to clarify the nature of this litigation and provide any other relevant facts and circumstances related to the litigation and cost.

We have revised this disclosure to clarify the nature of the litigation and other relevant facts and circumstances related to the litigation and cost. Please see page 66 of the Public Form 10.

6

Interest Rate Risk Management, page 61

19.	Please revise to present summarized market risk information for the year ended December 31, 2021. In addition, please discuss the reasons for material quantitative changes in market risk exposures between the current and preceding fiscal years. Refer to Item 305(a)(3) of Regulation S-K for guidance.

We have revised this disclosure to present summarized market risk information for the year ended December 31, 2021 and to discuss the reasons for the material quantitative changes in market risk exposures between the current and preceding fiscal years. Please see pages 84-86 of the Public Form 10.

20.	We note your disclosure on page 61 that your management Asset Liability Committee oversees your interest rate risk and that such management “begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints.” Explain and quantify the existence of material asset liability mismatch, if applicable for the periods presented or as of a more recent date, and discuss how the ALCO considers, measures, and manages mismatch and related risks, including what information it has considered related to recent market events. Please disclose which individuals or committees are responsible for the “risk management framework” referenced on page 29, and disclose the frequency of meetings by the relevant individuals and/or committees.

We have enhanced our disclosure relative to our management Asset Liability Committee and its oversight of interest rate risk. Please see page 86 of the Public Form 10.

Item 3. Properties, page 62

21.	Please disclose the general description and approximate square footage of the properties you own and lease. Refer to Item 102 of Regulation S-K.

We have revised this disclosure to provide a general description and approximate square footage of the branches we own and lease. Please see page 86 of the Public Form 10.

Item 4. Security Ownership of Certain Beneficial Owners, page 62

22.	Please also include the natural person or persons who has voting and dispositive control over the shares held by AB Financial Services Opportunity Fund, or advise.

We respectfully advise the Staff that we have disclosed all information regarding the beneficial ownership of securities held of record by AB Financial Services Opportunity Fund (“AB Financial”) that we have in our possession, and believe that such disclosure complies with the requirements set forth in Item 403 of Regulation S-K. The Company does not have information as to the natural person or persons who exercise voting and/or dispositive power of shares held of record by AB Financial. In this regard, we advise the Staff that we are not aware of any statements filed with the Commission by AB Financial under Section 13(d) or 13(g) of the Exchange Act which we would be able to generally rely upon as stated in Instruction 3 to Item 403 of Regulation S-K. We also respectfully note that the Commission has withdrawn former Question 240.04 of its Compliance & Disclosure Interpretations, which stated that “[a]n issuer with a resale registration statement naming several investment funds as selling security holders must name the natural persons who have or share voting or investment power for each fund as part of its Item 507 of Regulation S-K disclosure.…” The guidance provided in former Question 240.04 had not been advanced with respect to Item 403 of Regulation S-K. Moreover, the Commission subsequently provided Question 140.02, which states that “the registrant must disclose the Item 507 information about any persons (entities or natural persons) who have control over the selling entity and who have had a material relationship with the registrant….”

7

Item 6. Executive Compensation, page 77

23.	We note your disclosure that Mr. Rainer was on unpaid sabbatical leave from April 29, 2022 through September 1, 2022. Please revise to include any other person who served as CEO during such period. See Item 402(m)(2)(i) of Regulation S-K.

We have revised this disclosure to identify that Thomas G. Dolan served as Interim Chief Executive Officer during Mr. Rainer’s unpaid sabbatical leave. The Draft Registration Statement includes the executive compensation information for Mr. Dolan required by Item 402 of Regulation S-K, as does the Public Form 10. Please see page 103 of the Public Form 10.

Director Compensation, page 86

24.	Please provide the director compensation information in the tabular format required by Item 402(r) of Regulation S-K. For example, for each director who received an option award, disclose the aggregate number of option awards outstanding at fiscal year end by footnote to the appropriate column of the director compensation table.

We have revised this disclosure to provide the director compensation information in tabular format as required by Item 402(r) of Regulation S-K. Please see pages 110-111 of the Public Form 10.

Item 7. Certain Relationships And Related Transactions, and Director Independence Banking Transactions, page 87

25.	Please describe the restrictions on the bank as to the extent and amount of loans it can make to its officers and directors.

We have revised this disclosure to describe the restrictions on the Bank as to the extent and amount of loans it can make to its officers and directors. Please see page 112 of the Public Form 10.

8

Item 10. Recent Sales of Unregistered Securities

Anti-Takeover Considerations and Special Provisions of Our Articles of Incorporation, Bylaws and California Law, page 92

26.	We note your disclosure regarding anti-takeover considerations and special provisions of your articles of incorporation, bylaws and California law. Please include in the Risk Factors section all material risk factors pertaining to such discussion. For example, please highlight that California law and certain provisions of your Articles of Incorporation and Bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of the company, even if such removal or acquisition would be viewed by your shareholders to be in their best interests.

We have added a separately captioned risk factor addressing the material risks associated with the anti-takeover considerations and special provisions of our articles of incorporation and bylaws, California law, and federal banking laws. Please see pages 48-49 of the Public Form 10.

Report of Independent Registered Public Accounting Firm, page 97

27.	We note your disclosure on page 12 that you qualify as an emerging growth company and are exempt from the auditor attestation requirement in the assessment of your internal control over financial reporting. We also note that your auditor has stated that they have audited your internal control over financial reporting as of December 31, 2022. Please revise to ensure your disclosure related to internal control over financial reporting is clear considering the requirements of Form 10 and Item 308 of Regulation S-K. To the extent you include an auditor’s attestation, please ensure it complies with the requirements of Rule 2-02 of Regulation S-X.

Eide Bailly LLP, our independent registered public accounting firm, has revised its report to delete the paragraph referencing its audit of our internal control over financial reporting. Please see page 122 of the Public Form 10.

Thank you for your review of our Draft Registration Statement. If you should have any questions or comments regarding this response or the Public Form 10, please contact our legal counsel, Joshua Dean of Sheppard, Mullin, Richter & Hampton LLP, at (714) 424-8292.

Sincerely,

/s/ Joann Yeung
Joann Yeung
Senior Vice President, Chief Accounting Officer
on behalf of
SOUTHERN CALIFORNIA BANCORP

cc:	Joshua Dean, Sheppard, Mullin, Richter & Hampton LLP

9